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           TEXT OF PRESS RELEASE ISSUED BY PARENT DATED APRIL 8, 1999
                                 EXHIBIT(a)(7)
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MEDIA CONTACTS:
Ethan Hirsh         (816) 467-3509
Media Relations     (816) 467-3000

INVESTOR RELATIONS
Ellen Fairchild       (816) 467-3506
Dale Wolf           (816) 467-3536

                UTILICORP TO BEGIN $8.00 PER SHARE TENDER OFFER
        FOR ALL PUBLICLY HELD SHARES OF AQUILA GAS PIPELINE CORPORATION

    KANSAS CITY, MO, April 8, 1999 -- UtiliCorp United (NYSE:UCU) today announced that it expects to commence on Friday, April 9 a cash tender offer of $8.00 per share for all outstanding shares of common stock of Aquila Gas Pipeline Corporation (NYSE:AQP) that it does not currently own. UtiliCorp owns approximately 82 percent of AQP shares, and approximately 18 percent, or 5.4 million shares, are held by the public.

    Consummation of the tender offer will be conditioned upon UtiliCorp receiving a sufficient number of shares to own at least 90 percent of all outstanding Aquila Gas Pipeline shares, but is not conditioned upon financing or any approval by the Aquila Gas Pipeline Board of Directors or any of its committees. The offer will be scheduled to expire at least 20 business days after its commencement.

    UtiliCorp's offer of $8.00 per share represents an approximately 23 percent premium over Aquila Gas Pipeline's closing price of $6.50 on November 11, 1998 immediately prior to announcement of its original proposal to purchase the publicly held AQP common shares.

    Donaldson Lufkin & Jenrette Corporation is the Dealer Manager and Morrow & Co. is Information Agent for the tender offer.

    UtiliCorp intends to acquire shares not tendered in the offer through a merger in which the remaining shareholders would receive the same price as is paid in the tender offer. The timing and actual terms of the merger will depend on the results of the tender offer.

    Based in San Antonio, Texas, Aquila Gas Pipeline Corporation gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants in Texas and Oklahoma. The company is approximately 82 percent owned by Aquila Energy Corporation, a wholly-owned subsidiary of UtiliCorp United. The remaining shares were sold to investors in an initial public offering in 1993.

    UtiliCorp is an international electric and gas company with customers and operations across the U.S. and in Canada, Great Britain, New Zealand and Australia. Based in Kansas City, Missouri, the FORTUNE 500 company operates regulated electric and gas utilities in eight states and one Canadian province and through the Aquila Energy subsidiary markets natural gas and electricity across most of North America.

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